Exhibit 12
MERRILL LYNCH & CO., INC. AND SUBSIDIARIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (dollars in millions)

	Three Months Ended	Year Ended	Year Ended	Year Ended	Year Ended
	March 31, 2013 (unaudited)	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009

Pre-tax (loss) earnings (a)	$(306)	$(2,574)	$(5,344)	$2,812	$6,527

Add: Fixed charges (excluding capitalized interest and preferred security dividend requirements of subsidiaries)	1,616	7,387	9,098	9,924	12,335
Pre-tax earnings (loss) before fixed charges	$1,310	$4,813	$3,754	$12,736	$18,862

Fixed charges:
Interest	$1,543	$7,098	$8,785	$9,610	$12,035
Other (b)	73	289	313	314	300
Total fixed charges	$1,616	$7,387	$9,098	$9,924	$12,335

Preferred stock dividend requirements	—	—	—	140	141
Total combined fixed charges and preferred stock dividends	$1,616	$7,387	$9,098	$10,064	$12,476

Ratio of earnings to fixed charges	*	*	*	1.28	1.53

Ratio of earnings to combined fixed charges and preferred stock dividends	*	*	*	1.27	1.51

(a) Excludes undistributed earnings (loss) from equity investments.
(b) Other fixed charges consist of the interest factor in rentals, amortization of debt issuance costs and preferred security dividend requirements of subsidiaries.

*The earnings for the three months ended March 31, 2013 and for the years ended December 31, 2012 and 2011 were inadequate to cover total fixed charges and total fixed charges and preferred stock dividends.

The coverage deficiencies for total fixed charges for the three months ended March 31, 2013 and for the years ended December 31, 2012 and 2011 were $306 million, $2,574 million and $5,344 million, respectively.

The coverage deficiencies for total fixed charges and preferred stock dividends for the three months ended March 31, 2013 and for the years ended December 31, 2012 and 2011 were $306 million, $2,574 million and $5,344 million, respectively.